UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

NGM BIOPHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

62921N 105
(CUSIP Number)

James Evangelista The Column Group, LP 1 Letterman Drive, Building D, Suite DM-900 San Francisco, CA 94129 (415) 865-2050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 62921N 105	SCHEDULE 13D	Page 2 of 28

1	NAME OF REPORTING PERSON The Column Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,103,333 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,103,333 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,103,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG LP (as defined in Item 2(a) below). TCG GP (as defined in Item 2(a) below) is the general partner of TCG LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission on November 2, 2023 (the “Form 10-Q”).

CUSIP No. 62921N 105	SCHEDULE 13D	Page 3 of 28

1	NAME OF REPORTING PERSON The Column Group GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000 (1)
	8	SHARED VOTING POWER 11,103,333 (2)
	9	SOLE DISPOSITIVE POWER 100,000 (1)
	10	SHARED DISPOSITIVE POWER 11,103,333 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,203,333 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (3)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG GP. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	All shares are held of record by TCG LP. TCG GP is the general partner of TCG LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(3)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 4 of 28

1	NAME OF REPORTING PERSON The Column Group II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,265,758 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,265,758 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,758 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG II LP (as defined in Item 2(a) below). TCG II GP (as defined in Item 2(a) below) is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 5 of 28

1	NAME OF REPORTING PERSON The Column Group II GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,265,758 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,265,758 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,758 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG II LP. TCG II GP is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 6 of 28

1	NAME OF REPORTING PERSON The Column Group Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCGM LP (as defined in Item 2(a) below). Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCGM LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 7 of 28

1	NAME OF REPORTING PERSON Ponoi Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,298,908 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,298,908 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,908 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by Ponoi LP (as defined in Item 2(a) below). Ponoi LLC (as defined in Item 2(a) below) is the general partner of Ponoi LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 8 of 28

1	NAME OF REPORTING PERSON Ponoi Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,298,908 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,298,908 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,908 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)	All shares are held of record by Ponoi LP. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 9 of 28

1	NAME OF REPORTING PERSON Ponoi Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,298,908 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,298,908 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,908 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by Ponoi II LP (as defined in Item 2(a) below). Ponoi II LLC (as defined in Item 2(a) below) is the general partner of Ponoi II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi II LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 10 of 28

1	NAME OF REPORTING PERSON Ponoi II Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,298,908 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,298,908 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,908 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)	All shares are held of record by Ponoi II LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi II LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 11 of 28

1	NAME OF REPORTING PERSON The Column Group III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 858,035 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 858,035 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,035 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG III LP (as defined in Item 2(a) below). TCG III GP (as defined in Item 2(a) below) is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 12 of 28

1	NAME OF REPORTING PERSON The Column Group III-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 968,990 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 968,990 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,990 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG III-A LP (as defined in Item 2(a) below). TCG III GP is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 13 of 28

1	NAME OF REPORTING PERSON The Column Group III GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,827,025 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,827,025 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,025 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of (i) 858,035 shares held of record by TCG III LP and (ii) 968,990 shares held of record by TCG III-A LP. TCG III GP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 14 of 28

1	NAME OF REPORTING PERSON The Column Group IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,650,177 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,650,177 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,177 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG IV LP (as defined in Item 2(a) below). TCG IV GP LP (as defined in Item 2(a) below) is the general partner of TCG IV LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC (as defined in Item 2(a) below) is the general partner of TCG IV GP LP and the ultimate general partner of TCG IV LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 15 of 28

1	NAME OF REPORTING PERSON The Column Group IV-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,442 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 90,442 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,442 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG IV-A LP (as defined in Item 2(a) below). TCG IV GP LP is the general partner of TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC is the general partner of TCG IV GP LP and the ultimate general partner of TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 16 of 28

1	NAME OF REPORTING PERSON The Column Group IV GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,740,619 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,740,619 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,740,619 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of (i) 2,650,177 shares held of record by TCG IV LP and (ii) 90,442 shares held of record by TCG IV-A LP. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC is the general partner of TCG IV GP LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 17 of 28

1	NAME OF REPORTING PERSON TCG IV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,740,619 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,740,619 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,740,619 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 2,650,177 shares held of record by TCG IV LP and (ii) 90,442 shares held of record by TCG IV-A LP. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC is the general partner of TCG IV GP LP and the ultimate general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 18 of 28

1	NAME OF REPORTING PERSON The Column Group Opportunity III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 949,862 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 949,862 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 949,862 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG Opportunity III LP (as defined in Item 2(a) below). TCG Opportunity III GP LP (as defined in Item 2(a) below) is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 19 of 28

1	NAME OF REPORTING PERSON The Column Group Opportunity III GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 949,862 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 949,862 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 949,862 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG Opportunity III LP. TCG Opportunity GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity GP LLC is the general partner of TCG Opportunity GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 20 of 28

1	NAME OF REPORTING PERSON TCG Opportunity III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 949,862 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 949,862 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 949,862 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)	All shares are held of record by TCG Opportunity III LP. TCG Opportunity GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity GP LLC is the general partner of TCG Opportunity GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 21 of 28

1	NAME OF REPORTING PERSON Peter Svennilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,000 (1)
	8	SHARED VOTING POWER 21,684,413 (2)
	9	SOLE DISPOSITIVE POWER 44,000 (1)
	10	SHARED DISPOSITIVE POWER 21,684,413 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,728,413 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3% (3)
14	TYPE OF REPORTING PERSON IN

(1)	All shares are held directly by Peter Svennilson.
(2)	Peter Svennilson is a managing partner of TCG GP, TCG II GP, TCGM LP and TCG III GP, and a managing member of Ponoi LLC, Ponoi II LLC, TCG Opportunity III GP LLC and TCG IV GP LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG GP, TCG II LP, TCGM LP, Ponoi LP, Ponoi II LP, TCG III LP, TCG III-A LP, TCG Opportunity III LP, TCG IV LP and TCG IV-A LP.
(3)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 22 of 28

1	NAME OF REPORTING PERSON David V. Goeddel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,096 (1)
	8	SHARED VOTING POWER 21,874,413 (2)
	9	SOLE DISPOSITIVE POWER 205,096 (1)
	10	SHARED DISPOSITIVE POWER 21,874,413 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,079,509 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 134,180 shares held directly by David Goeddel and (ii) 70,916 shares underlying stock options granted to David Goeddel for his service as a member of the Issuer’s board of directors, which vest within 60 days of this statement.
(2)	David Goeddel, a member of the Issuer’s board of directors, is a managing partner of TCG GP, TCG II GP, TCGM LP and TCG III GP, and a managing member of Ponoi LLC, Ponoi II LLC, TCG Opportunity III GP LLC and TCG IV GP LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG GP, TCG II LP, TCGM LP, Ponoi LP, Ponoi II LP, TCG III LP, TCG III-A LP, TCG Opportunity III LP, TCG IV LP and TCG IV-A LP. David Goeddel serves as co-trustee of the David V. Goeddel and Alena Z. Goeddel 2004 Trust (the “Goeddel Trust”) and shares voting and dispositive control over 190,000 shares of Common Stock held directly by the Goeddel Trust.
(3)

Based on 82,786,423 shares of Common Stock outstanding, which consists of (a) 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q plus (b) 70,916 shares underlying stock options granted to David Goeddel for his service as a member of the Issuer's board of directors, which vest within 60 days of this statement.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 23 of 28

1	NAME OF REPORTING PERSON Timothy Kutzkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000 (1)
	8	SHARED VOTING POWER 8,215,322 (2)
	9	SOLE DISPOSITIVE POWER 15,000 (1)
	10	SHARED DISPOSITIVE POWER 8,215,322 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,230,322 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	All shares are held directly by Timothy Kutzkey.
(2)	Timothy Kutzkey is a managing member of Ponoi LLC, Ponoi II LLC, TCG Opportunity III GP LLC and TCG IV GP LLC, and a managing partner of TCG III GP and TCGM LP and may be deemed to share voting and dispositive control over the shares of Common Stock held by Ponoi LP, Ponoi II LP, TCG III LP, TCG III-A LP, TCG Opportunity III LP, TCG IV LP, TCG IV-A LP and TCGM LP.
(3)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 24 of 28

Item 1. Security and Issuer

This Amendment No. 7 supplements and amends the Schedule 13D relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of NGM Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”), that was filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2019 as it has been amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 that were filed with the SEC on May 17, 2019, October 18, 2019, April 2, 2020, February 3, 2022, June 10, 2022 and December 29, 2023, respectively (collectively, the “Amended Statement”). Only those items that are reported are hereby amended; all other items reported in the Amended Statement remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Statement. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction

Item 4 of the Amended Statement is hereby amended and supplemented by adding the following:

Agreement and Plan of Merger

On February 25, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Atlas Neon Parent, Inc., a Delaware corporation (“Parent”), and Atlas Neon Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are affiliates of the Reporting Persons.

The Merger Agreement provides for, among other things, (i) the acquisition of the Issuer by Parent through a cash tender offer (the “Offer”) by Merger Sub for the Issuer’s outstanding shares of Common Stock for $1.55 per share (the “Offer Price”) and (ii) the merger of Merger Sub with and into the Issuer (the “Merger”) with the Issuer surviving the Merger. Subject to the terms of the Merger Agreement, the Offer Price will be paid subject to any applicable tax withholding and without interest.

Upon the unanimous recommendation of a Special Committee (the “Special Committee”) of the Issuer’s Board of Directors (the “Board”), the members of the Board (other than Messrs. Goeddel and Perlmutter, who recused themselves because of their relationship to the Reporting Persons, and Mr. Rieflin, who recused himself because he is party to the Stockholder Rollover Agreement (as defined below)) have unanimously determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Issuer and its stockholders other than the Reporting Persons, Parent, Merger Sub, the Rollover Stockholders (as defined below), the members of the Board and the officers of the Issuer subject to Section 16 of the Exchange Act (the “Unaffiliated Stockholders”), authorized and approved the execution, delivery and performance by the Issuer of the Merger Agreement and, subject to the terms and conditions of the Merger Agreement, the consummation by the Issuer of the transactions contemplated by the Merger Agreement, declared the Merger Agreement and the transactions contemplated by the Merger Agreement advisable and recommended that the Unaffiliated Stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer. Under the Merger Agreement, Parent is required to commence the Offer no later than 10 business days after the date of the Merger Agreement. The Offer will expire at one minute after 11:59 p.m., Eastern time, on the 20th business day of the Offer, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the SEC.

Pursuant to the terms of the Merger Agreement, as of the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders, (i) each outstanding share of Common Stock of the Issuer (other than any shares of Common Stock (a) held in the treasury of the Issuer, (b) owned, directly or indirectly, by the Reporting Persons, Parent, Merger Sub, any other subsidiary of Parent, or the Rollover

CUSIP No. 62921N 105	SCHEDULE 13D	Page 25 of 28

Stockholders at the commencement of the Offer and immediately prior to the Effective Time (other than those otherwise tendered in the Offer by such stockholders), (c) irrevocably accepted for purchase in the Offer or (d) owned by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price without interest, less any applicable tax withholding; (ii) the vesting of each option to purchase shares of Common Stock from the Issuer (“Company Stock Options”) shall be accelerated and (A) each Company Stock Option that has an exercise price per share that is less than the Offer Price (each, an “In-the-Money Option”) that is then outstanding will be cancelled and, in exchange therefor, the holder of such cancelled In-the-Money Option will be entitled to receive an amount in cash, without any interest thereon and subject to applicable tax withholding, equal to the product of (x) the total number of shares of Common Stock underlying such In-the-Money Option as of immediately prior to the Effective Time multiplied by (y) the excess of the Offer Price over the applicable exercise price per share of Common Stock underlying such In-the-Money Option, and (B) each Company Stock Option that is not an In-the-Money Option will be cancelled for no consideration; and (iii) each unvested restricted stock unit (“RSU”) of the Issuer that is then outstanding shall become immediately vested in full and cancelled, and, in exchange therefor, the holder of such cancelled RSU will be entitled to receive an amount in cash without interest, less any applicable tax withholding, equal to the Offer Price.

Merger Sub’s obligation to accept shares of Common Stock tendered in the Offer is subject to conditions, including: (i) that the number of shares of Common Stock validly tendered and not validly withdrawn, equals at least a majority of all shares of Common Stock then owned by the Unaffiliated Stockholders as of the expiration of the Offer; (ii) the accuracy of the Issuer’s representations and warranties contained in the Merger Agreement (subject to certain exceptions and qualifications described in the Merger Agreement and except, generally, for any inaccuracies that have not had a Company Material Adverse Effect (as defined in the Merger Agreement)), (iii) the Issuer’s performance in all material respects of its obligations under the Merger Agreement and (iv) the other conditions set forth in Exhibit A to the Merger Agreement. The obligations of Parent and Merger Sub to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

Following the completion of the Offer, subject to the absence of injunctions or other legal restraints preventing or prohibiting the consummation of the Merger, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Parent, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law, without any additional stockholder approvals. The Merger will be effected as soon as practicable following the time at which Merger Sub purchases the shares of Common Stock validly tendered and not withdrawn in the Offer.

The Merger Agreement contains customary representations and warranties by Parent, Merger Sub and the Issuer. The Merger Agreement also contains customary covenants and agreements, including with respect to the operations of the business of the Issuer between signing and closing.

The Merger Agreement contains customary non-solicitation restrictions prohibiting the Issuer’s solicitation of alternative business combination transactions and restricts the Issuer’s ability to furnish non-public information to, or participate in any discussions or negotiations with, any third party with respect to any such alternative business combination transaction, subject to customary exceptions in the event of an acquisition proposal that was not solicited in violation of these restrictions and that the Board (acting upon the recommendation of the Special Committee) or the Special Committee determines constitutes or could reasonably be expected to lead to a Superior Company Proposal (as defined in the Merger Agreement).

The Merger Agreement contains customary termination rights for both Parent and Merger Sub, on the one hand, and the Issuer, on the other hand, including, among others, for failure to consummate the Offer on or before June 15, 2024. If the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement in connection with the Issuer’s entry into an agreement with respect to a Superior Company Proposal, the Issuer will be required to pay Parent a termination fee of $2.0 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto. If the Merger is effected, the Issuer’s Common Stock will be delisted from The Nasdaq Stock Market LLC and the Issuer’s obligation to file periodic reports under the Exchange Act will terminate, and the Issuer will be privately held.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 26 of 28

Guaranty

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to the Issuer’s willingness to enter into the Merger Agreement, The Column Group, LP, The Column Group GP, LP, The Column Group Management, LP, The Column Group II, LP, The Column Group III, LP, The Column Group III-A, LP, The Column Group IV, LP, The Column Group IV-A, LP, The Column Group Opportunity III, LP, Ponoi Capital, LP and Ponoi Capital II, LP executed and delivered to the Issuer a limited guaranty (the “Limited Guaranty”), dated as of the date of the Merger Agreement, in favor of the Issuer, in respect of certain of Parent and the Merger Sub’s obligations arising under, or in connection with, the Merger Agreement. The obligations under the Limited Guaranty are subject to a cap of $10 million, subject to certain other terms and conditions.

The foregoing description of the terms of the Limited Guaranty does not purport to be complete and is qualified in its entirety by reference to the complete text of the Limited Guaranty, which is filed herewith as Exhibit 2.

Rollover Agreement

Concurrently with the execution of the Merger Agreement, certain of the Reporting Persons entered into a rollover agreement (the “TCG Rollover Agreement”) with Parent and Merger Sub, dated as of the date of the Merger Agreement. In addition, certain of the Issuer’s other stockholders, including the Chairman of the Issuer’s board (collectively, the “Rollover Stockholders”), who in the aggregate hold approximately 22% of the Issuer’s Common Stock, have entered into a rollover agreement (the “Stockholder Rollover Agreement” and, together with the TCG Rollover Agreement, the “Rollover Agreements”) with Parent and Merger Sub, dated as of the date of the Merger Agreement. Pursuant to the applicable Rollover Agreement, the Reporting Persons party thereto and each of the Rollover Stockholders have agreed, among other things, that they will not transfer or tender their shares of Common Stock subject to the applicable Rollover Agreement in the Offer and that instead (i) such shares of Common Stock will be contributed to Parent immediately prior to the closing of the Merger, and (ii) in consideration for such contribution, Parent will issue to the Reporting Persons and each Rollover Stockholder, as applicable, common shares of Parent. Each Rollover Agreement provides that it will terminate in the event the Merger Agreement is terminated in accordance with its terms. Each Rollover Agreement contains other representations, warranties, and covenants of the parties thereto, as applicable, and other terms in connection with the shares of Common Stock subject to each Rollover Agreement and matters related to Parent prior to and following the closing.

The foregoing description of the terms of the Rollover Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the Rollover Agreements, which are filed herewith as Exhibit 3 and 4, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Agreement and Plan of Merger between the Issuer, Parent and Merger Sub, dated February 25, 2024 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 26, 2024)
2	Limited Guaranty, dated February 25, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 26, 2024)
3	TCG Rollover Agreement, between certain of the Reporting Persons, Parent and Merger Sub, dated February 25, 2024.
4	Stockholder Rollover Agreement, between certain stockholders, Parent and Merger Sub, dated February 25, 2024

CUSIP No. 62921N 105	SCHEDULE 13D	Page 27 of 28

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2024

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ James Evangelista, Partner & Chief Financial Officer	By:	/s/ James Evangelista, Partner & Chief Financial Officer

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP	By:	/s/ James Evangelista, Partner & Chief Financial Officer

By:	/s/ James Evangelista, Partner & Chief Financial Officer

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC	By:	/s/ James Evangelista, Partner & Chief Financial Officer

By:	/s/ James Evangelista, Partner & Chief Financial Officer

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC	By:	/s/ James Evangelista, Partner & Chief Financial Officer

By:	/s/ James Evangelista, Partner & Chief Financial Officer

THE COLUMN GROUP MANAGEMENT, LP		THE COLUMN GROUP III GP, LP

By:	/s/ James Evangelista, Partner & Chief Financial Officer	By:	/s/ James Evangelista, Partner & Chief Financial Officer

THE COLUMN GROUP III, LP		THE COLUMN GROUP III-A, LP

By:	The Column Group III GP, LP	By:	The Column Group III GP, LP

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Timothy Kutzkey	By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Timothy Kutzkey

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Peter Svennilson	By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Peter Svennilson

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of David V. Goeddel	By:	/s/ James Evangelista, Attorney-in-Fact on behalf of David V. Goeddel

THE COLUMN GROUP IV, LP

By:	The Column Group IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ James Evangelista, Partner & Chief Financial Officer

CUSIP No. 62921N 105	SCHEDULE 13D	Page 28 of 28

THE COLUMN GROUP IV-A, LP

By:	The Column Group IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ James Evangelista, Partner & Chief Financial Officer

THE COLUMN GROUP IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ James Evangelista, Partner & Chief Financial Officer

TCG IV GP, LLC

By:	/s/ James Evangelista, Partner & Chief Financial Officer
THE COLUMN GROUP OPPORTUNITY III, LP

By:	The Column Group Opportunity III GP, LP

By:	TCG Opportunity III GP, LLC

By:	/s/ James Evangelista, Partner & Chief Financial Officer

THE COLUMN GROUP OPPORTUNITY III GP, LP

By:	TCG Opportunity III GP, LLC

By:	/s/ James Evangelista, Partner & Chief Financial Officer

TCG OPPORTUNITY III GP, LLC

By:	/s/ James Evangelista, Partner & Chief Financial Officer

TIMOTHY KUTZKEY

By:	/s/ James Evangelista, Attorney-in-Fact

PETER SVENNILSON

By:	/s/ James Evangelista, Attorney-in-Fact

DAVID V. GOEDDEL

By:	/s/ James Evangelista, Attorney-in-Fact